Exhibit A

MEMORANDUM OF UNDERSTANDING
(translated from the French
original)

Between:

1.	L'Institut Francais du Petrole, an etablissement
professionnel, with a registered office at 4, avenue du
Bois-Preau, 92500 Rueil-Malmaison;

	Represented by Mr. Claude Mandil, Chairman of the Board of Directors,

hereinafter called "IFP"

Party of the first part

And:

2.	Isis, a French societe anonyme with share capital of
37,162,560 euros, with a registered office at 4, avenue du Bois-Preau, 92500 Rueil-Malmaison, entered in the Corporate and Commercial Registry of Nanterre under the number 301790499;

Represented by Mr. Claude Mandil, Chairman of the Board of Directors,

hereinafter called "Isis"

Party of the second part

And:

3.	Technip, a French societe anonyme with share capital of
48,889,380 euros, with a registered office at Immeuble
Technip, La Defense 6, 170, place Henri Regnault, Cedex
23, 92973 Paris La Defense Cedex, entered in the
Corporate and Commercial Registry of Nanterre under the number 589803261;

	Represented by Mr. Daniel Valot, Chairman of the Board of Directors,

hereinafter called "Technip "

Party of the third part
(Hereinafter called altogether the "Parties")

WHEREAS

A.	Technip, Isis and Coflexip are all companies with
shares listed and traded on the Premier Marche of Euronext Paris. Coflexip is a corporation with share capital of 29,897,214.4 euros (as of December 31, 2000) and registered office at 23, avenue de Neuilly
- 75116 Paris, entered under number 775729072 of the Corporate and Commercial Registry of Paris.

	IFP holds approximately 52.8% of the share capital and 53.2% of the voting rights of Isis.

	Isis holds approximately 17.3% of the share capital and voting rights of Coflexip (as of December 31, 2000), and around 11.3% of the share capital and 17.9% of the voting rights of Technip (as of May 31, 2001).

	On April 19, 2000, Technip acquired 5,518,195 shares of Coflexip, currently representing approximately
29.7% of the share capital and 29.8% of the voting rights of Coflexip.

B.	In its declaration of intent filed with the Conseil
des Marches Financiers (hereinafter the "CMF") and published on May 4, 2000, following the acquisition of its holding in Coflexip, Technip declared that this acquisition was a friendly transaction that should lead to the establishment of a strategic and industrial alliance between Technip and Coflexip, from which the two companies expected significant commercial and operational advantages.

	Isis and Gaz de France are parties to a
shareholders' agreement dated September 22, 1994, concerning Technip's share capital, which stipulates in particular that the two parties shall act jointly, and also provides for each to be represented on Technip's Board of Directors, along with reciprocal preemptive rights on Technip's shares. Isis and Gaz de France have formally acknowledged that in the event that the Isis offer, as defined hereinafter, is successful, this shareholders' agreement would lapse.

	The shareholders' agreement concerning Coflexip's share capital, dated November 1, 1994, was terminated following the sale by Stena International
BV of its holding to Technip. This termination was the subject of the CMF Decision No. 200C0674 dated
May 4, 2000.

	A "Standstill" agreement between Technip and Coflexip was signed on April 11, 2000. The principal provisions of this agreement which remain in effect include specifically an undertaking by Technip, which expires on August 11, 2001, not to take an equity stake in a company engaged in undersea engineering activities or in the construction and/or installation of undersea equipment used for the development or exploitation of offshore oil fields, without the prior consent of Coflexip.

C.	The Parties have been examining for several
months the possibility and the advantages of an alliance between themselves and Coflexip and have held meetings with Coflexip on this subject.

Because of the complementary nature of the activities of Technip and Coflexip, this alliance represents an exceptional opportunity for the three companies and their respective shareholders.

The proposed alliance has received the endorsement of
the principal shareholders of Technip and Coflexip
who are not parties hereto and of the administrative
authorities overseeing  IFP.
Under these circumstances, the parties believe that
the time has come to implement the steps involved in
bringing about an alliance through the simultaneous
filing by Technip of two tender offers: one involving
Coflexip and the other involving Isis.
The Boards of Directors of IFP, Isis and Technip met
and approved the alliance described in this
agreement; the Board of Directors of Isis has
recommended to its shareholders that they tender
their shares in Technip's offer for Isis.
The Boards of Directors of the companies that are
party to the present agreement have each authorized
the execution of the present agreement and have
delegated to their respective Chairman the power to
finalize and sign it along with any document
necessary for achieving its implementation.
D.	In a separate letter sent to Technip on July 2,
2001, Totalfina Elf, which holds 2.7% of the share
capital and voting rights of Coflexip (as of December 31,
2000) and 6.2% of the share capital and 9.9% of the
voting rights of Technip (as of May 31, 2001),
expressed its support in principle for the Coflexip
offer and the Isis offer.
Totalfina Elf also indicated to Technip in this
letter the Totalfina Elf group's intention, in the
present circumstances, to:
-	contribute the Coflexip shares that it holds to
the offer for Coflexip; and
-	not sell any of the Technip shares it presently
holds for a period of six (6) months beginning
July 2, 2001 nor any of the Technip shares that may be received in payment for its tender of the Coflexip shares it presently holds in the Coflexip offer.
By a separate letter sent to Technip on July 2, 2001, Gaz de France, which holds 10.6% of the share capital and 16.8% of the voting rights of Technip (as of May
31, 2001) expressed its support for the offers to be filed by Technip and has committed to continue to hold, for a period of six (6) months beginning July
2, 2001, all of the Technip shares that it holds or that it may come to hold.



NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

ARTICLE 1. 	RESPECTIVE UNDERTAKINGS OF EACH OF THE
PARTIES HERETO

1.1	Undertakings of Technip

1.1.1	Technip undertakes to file simultaneously with the
CMF:

(i)	A public exchange offer for the shares of Isis, under
the following terms and conditions (hereinafter the "Isis offer"):

-	Technip shall offer the Isis shareholders the
possibility of exchanging their Isis shares on the basis of 11 Isis shares for 12 Technip shares;

-	Technip reserves the right to withdraw its offer
for the Isis shares in the event that, at the closing, Technip fails to get at least 66.67% of the voting rights of Isis (on a fully diluted basis);

-	this offer, which is formalized in a draft note
d'information (prospectus) prepared jointly by
Technip and Isis, will be filed, along with the other offer documents, upon execution of this agreement.

(ii)	A public exchange offer accompanied by a
subsidiary tender offer for the Coflexip shares under the following terms and conditions
(hereinafter the "Coflexip offer"):

-	Technip shall offer the Coflexip shareholders
the choice of either exchanging their Coflexip shares at the rate of 8 Coflexip share(s) for 9
Technip share(s), or, as a second alternative, within the limit of a total amount of 965,000,000 euros, of purchasing their Coflexip shares for cash at a price of 193 euros per share (i.e. a maximum of 5,000,000 shares);

-	this offer will not be subject to any minimum
threshold;

-	this offer, which is described in a draft note
of information (prospectus) prepared by Technip, will be filed, along with the other offer documents, upon signing of the present agreement.

1.1.2	Technip undertakes:

(i)	to extend to the United States the Technip offer
involving Coflexip as well as, if considered appropriate, the Technip offer involving Isis; and

(ii)	to request the listing of the Technip shares on the
New York Stock Exchange in the United States (with the implementation of an American Depositary
Receipt program).

	1.1.3	In the event that, at the end of the Isis offer
and/or Coflexip offer, Technip should hold more than 95%
of the share capital and voting rights of Isis and/or of
Coflexip, Technip reserves the right to explore the
possibility of filing a offre publique de retrait
(minority buy out offer) followed by a retrait
obligatoire (compulsory squeeze out) in regard to Isis
and/or Coflexip.
	1.1.4	Technip undertakes to convene an Extraordinary
General Shareholders Meeting of Technip shareholders before the closure of the Isis offer and the Coflexip offer in order to approve the Isis offer and the Coflexip offer, to decide upon the issuance of new
Technip shares as consideration for the Isis offer and the Coflexip offer and to delegate to the Technip Board of Directors the powers required for the corresponding capital increase, including in the event of a takeover offer for Technip.

1.2	Undertakings of  IFP

	1.2.1	IFP undertakes to contribute its Isis shares to
the Isis offer and to tender its shares in the Isis offer within five (5) trading days following the opening of the Isis offer.

	IFP represents and warrants that it has good title to the Isis shares it will tender in the Isis offer, free and clear of all liens, pledges, security interests or other third-party rights.

	IFP undertakes to maintain its tender commitment stipulated in the present article, even in the event of a competing offer involving Isis, provided that either of the following conditions are met:

(i)	the tender of shares in the Isis offer
guarantee its success (taking into account the Isis shares contributed by IFP); or

(ii)	with the express agreement of the
stock exchange authorities, a right of
withdrawal is established, specifically in the form of an extension of the competing offer beyond the close of the Isis offer, allowing
IFP, if the Isis offer fails, to contribute the shares withdrawn on the failure of the Isis offer to such competing offer.

The IFP's undertaking stipulated in the present article
1.2.1 shall become null and void upon occurrence of an event that might lead to a takeover of Technip, in particular, the filing of a takeover offer for Technip, unless this offer has been solicited by Technip with the express agreement of IFP.

1.2.2	Subject to the condition precedent of the
publication of an official notice of success of the Isis offer, IFP agrees with Technip to hold all of the Technip shares it will hold at the close of the Isis offer, as well as all securities it may hold as a consequence of holding such Technip shares, except for any Technip shares that may be transferred, pursuant to
Article 1.2.3 (iv) below, to finance the acquisition by IFP, in accordance with the terms of this agreement, of shares of the wholly-owned subsidiary of Isis referred to in Article 1.3.8 (called "New-Isis" for purposes of this agreement) and the Axens shares, for a period of six (6) months beginning on the closing date of the Isis offer.

Upon expiration of the six (6) month period mentioned in the present article, IFP will be free to sell its Technip shares:

(i) 	provided that IFP retains a number of Technip
shares equal to or greater than the number of Technip shares required for the execution by IFP of the exchange promise granted by IFP to Isis as provided for in Article 1.2.4 below and to be placed in escrow as described in Article 1.3.7;
and

(ii) 	provided that, during a period of twelve (12)
months following the six (6) month period referred to above, IFP provides prior notification to Technip, at which time Technip will have fifteen
(15) trading days beginning on said notification date to find a third-party buyer for such shares, it being stipulated that this deadline will be reduced to five (5) trading days in the event that Technip is notified in writing of the planned sale at least ten (10) trading days prior to the receipt of notification. The notification sent by IFP to Technip must include all the terms of sale contemplated by IFP. As an exception to the present paragraph, the right of presentation of Technip shall not apply to stock exchange sales limited to 0.2% of the share capital of Technip over a period of thirty (30) consecutive days. IFP will be obliged to sell to such third-party buyer the Technip shares that constitute its proposed sale only if the third party offers at least the same conditions as those proposed by IFP, as well as full guarantees as to the complete payment of the sale price.

1.2.3	(i) Under the condition precedent of the
publication of an official notice of success of the Isis offer, IFP undertakes to sign with Isis, no later than the settlement-delivery date of the Isis offer, an agreement whereby IFP undertakes to acquire from Technip all of the shares, held by Isis, of the corporation Axens (formerly Procatalyse), a corporation with a registered office at 212/216 Avenue Paul Doumer, 92500 Rueil-Malmaison, entered under number 599 815 073 in the Corporate and Commercial Registry of Nanterre
(hereinafter "Axens").

Said agreement, the execution of which has been authorized by the Board of Directors of Isis in accordance with the provisions of Article 225-38 of the Commercial Code (formerly Article 101 of the Law dated
July 24, 1966) and by the Board of Directors of IFP, must specifically set forth the following provisions:

-	this agreement shall be concluded in the
presence of Technip and cannot be amended without its consent,

-	the sale of Axens shares shall occur within five
(5) trading days following the settlement-delivery date of the Isis offer,

-	the sales price of the Axens shares will be
established by mutual agreement between IFP and Isis taking into account the fairness opinion
(attestation d'equite) that is to be prepared not later than July 5, 2001, and said price shall be paid by IFP in cash as of the transfer date of the Axens shares,

-	the Axens shares shall be sold with all
financial rights attached, including entitlement to a dividend for the year 2000.

(ii)	Under the condition precedent of the publication
of an official notice of success of the Isis offer, IFP undertakes to sign with Isis, no later than the date of approval by the Isis shareholders meeting and the New-Isis shareholders meeting of the contribution referred to in Article 1.3.8 below, an agreement by which IFP undertakes to acquire from Isis all of the New-Isis shares after the completion of the contribution referred to in Article 1.3.8 below.

Said agreement, the execution of which has been authorized by the Board of
Directors of Isis pursuant to Article 225-38 of the Commercial Code (formerly
Article 101 of the law dated July 24, 1966) and by the Board of Directors of IFP, must set forth the following:

-	this agreement shall be concluded in the
presence of Technip and cannot be amended without its consent,

-	the sale of New-Isis shares shall occur within
five (5) trading days after the completion of the contribution referred to in Article 1.3.8 below,

-	the sales price of the New-Isis shares shall be
equal to 205,000,000 euros, less the sales price of the Axens shares determined as indicated in paragraph (i) above, and shall be paid by IFP to Isis in cash as of the sales date of the New-
Isis shares,

-	The New-Isis shares shall be sold with all
financial rights attached.

(iii)	IFP guarantees that, commencing on the
closing date of its contribution provided for in
Article 1.3.8 forthfollowing, New-Isis shall assume all liabilities (other than the liabilities expressly identified that, as indicated in Article
1.3.8 below, will not be transferred) pertaining to all of the elements transferred to New-Isis as well as, more generally, to all of the investment management activity formerly conducted by Isis
(except for what pertains to the investments retained by Isis). The terms and conditions governing the assumption of this responsibility will be set forth in the contribution agreement referred to in Article 1.3.8 below.

It is expressly agreed that Technip and Isis do not and will not grant any guarantee relative to the New-Isis shares and Axens shares sold by Isis to IFP
(other than with respect to the ownership of said shares).

(iv)	IFP has stated that it has received confirmation
from the Caisse des Depots et Consignations of its commitment to acquire from IFP the Technip shares that will be received by IFP in exchange for its Isis shares for a total amount of 102,500,000 euros, confirmation from a savings fund of the Caisse des Depots et Consignations of its undertaking to acquire from IFP, shares of Technip received by IFP, in exchange for its shares of Isis for a total amount of 102,500,000 euros, and a document from Credit Lyonnais confirming its commitment to lend to IFP, pursuant to the customary terms for such transactions, a total amount of 105,000,000 euros.

In the above-mentioned confirmation, the Caisse des Depots et Consignations and the savings fund of the Caisse des Depots et Consignation mentioned above have agreed to hold in custody all of the Technip shares acquired in accordance with the paragraph above for a period of six (6) months from the date of acquisition.

1.2.4	Under the condition precedent of the publication
of an official notice of success of the Isis offer, IFP undertakes to conclude with Isis, no later than five
(5) trading days following the publication of the above-mentioned notice, an exhange promise by IFP of all of the shares of Compagnie Generale de Geophysique, a corporation with share capital of 23,356,476 euros, and registered office at 1 Rue Leon Migaux, 91300
Massy, entered in the Corporate and Commercial Registry of Evry under number 969202241 (hereinafter "CGG"), which are held by Isis, and of all the securities that it may come to hold through these shares, against the Technip shares.

The terms of the promise shall, more particularly, be the following:

-	the promise shall be concluded in the presence
of Technip and cannot be amended without its consent;

-	the promise may be exercised by Isis (i) upon
expiration of a period of twelve (12) months following the date of publication of the notice of final outcome of the Isis offer and for a period of twelve (12) months or (ii) under the conditions provided for in Article 1.3.7 during the period provided for in said Article;

-	IFP will have the ability to substitute New-Isis
or any entity of its group with respect to the performance of the promise;

-	IFP will have the choice between a payment in
Technip shares, through an exchange of one (1)
Technip share for 2.81 CGG shares (this parity will be adjusted in the event of an operation on Technip's and/or CGG's capital (split, consolidation, etc.)), or in cash for an amount equal to the value in euros of those Technip shares that would have been delivered to Isis in the event of payment in Technip shares (this value shall be determined on the basis of the opening price of the Technip share on the Premier Marche of Euronext Paris on the date the promise is exercised);

-	Isis undertakes to hold all its CGG shares in a
registered account so as to retain the double voting right;

-	the Technip shares and the CGG shares shall be
transferred with all financial rights attached;

-	IFP will deliver the Technip shares or will pay
the price, when the CGG shares are transferred, which must take place no later than five (5) trading days after the promise is exercised.

Totalfina Elf made known its intention to waive its preemptive right that it possesses in the event of a sale of CGG shares by Isis under the terms of the shareholders' agreement between itself and Isis dated January 31, 1995, in the event of the exercise of the exchange promise referred to in the present
Article.

1.2.5.  IFP undertakes to exercise the exchange promise
set forth in Article 1.3.5 below if, for a given
trading day during the exercise period of said
promise, the following three conditions are met:
(i)	the share price of Technip is greater than or
equal to 165.6 euros;

(ii)	the share price of CGG is greater than or equal
to 59 euros; and

(iii)	the ratio between the share price of Technip and
the share price of CGG is between 2.52 and 3.09.

The share prices of Technip and CGG will be evaluated, for purposes of this paragraph, on the basis of the opening prices on the Premier Marche of Euronext
Paris. They will be adjusted as applicable in the event of an operation on the share capital of Technip and/or CGG (split, consolidation, etc.).

1.3	Undertakings of Isis

1.3.1	Isis undertakes to hold its Coflexip shares as
well as all securities that it may come to hold through said Coflexip shares, and in particular not to contribute its Coflexip shares to the Coflexip offer or to any other competing offer on Coflexip up to the farthest date between (a) the closing date of the Isis offer and (b) the closing date of the Coflexip offer or of any competing offer.
However, in the event of the failure of the Isis offer while the Coflexip offer is still open, Isis shall be free to contribute its Coflexip shares to the Coflexip offer, subject to contributing them to the principal exchange offer of the Coflexip offer.

The Isis commitment stipulated in the present Article
1.3.1 shall become null and void in the event of the acceptance of a competing offer on Coflexip and a waiver by Technip of the Coflexip offer, unless by this date (i) the Isis offer has been successful or (ii) the final results of the Isis offer have not yet been published.

1.3.2	Technip undertakes, in the event of failure of the
Isis offer, to the extent that, because of Article
1.3.1, Isis is unable to contribute its Coflexip shares either to the Coflexip offer or to a competing offer on Coflexip in which Technip would have contributed its Coflexip shares to acquire, if Isis so desires and notifies it in the month following the determination that the Isis offer has failed, Isis's holding in Coflexip through an exchange of shares on the basis of the exchange ratio of the Coflexip offer. If Technip fails to perform its exchange obligation set forth in the present Article 1.3.2, within a period of four (4) months commencing from the aforementioned Isis notice, Isis may sell its Coflexip shares to Technip for a cash payment, at the price of Technip's subsidiary tender offer on Coflexip. Furthermore, in the event of a takeover of Technip (unless solicited by Technip with the express agreement of Isis) that occurs before the completion of the exchange or the sale mentioned above, Isis may sell its Coflexip shares to Technip for a cash payment (at the price of the subsidiary offer of the Coflexip offer), unless the originator of this takeover offers to Isis, for its Coflexip shares, the same consideration that Isis would have received if it had contributed to the offer launched by the latter on Technip the Technip shares that it would have received by contributing its Coflexip shares to the Coflexip offer.

1.3.3	Isis undertakes to hold its Technip shares, as
well as other securities that it may come to hold through said shares, in particular in the event of an unsolicited offer for Technip, until the close of the Coflexip offer and the Isis offer.

Isis's undertaking stipulated in this Article 1.3.3 will become null and void if an event arises resulting in a takeover of Technip under the double condition that:

-	the Isis offer has failed; and
-	Totalfina Elf and Gaz de France approve said
event.

1.3.4	Except within the framework of the provisions of
the first two paragraphs of Article 1.3.7, Isis undertakes to hold the CGG shares and any other securities it may come to hold through said CGG shares that it holds or will hold, for a period of twelve (12) months from the date of publication of the notice of final results of the Isis offer, as long as the exchange promises contained in Articles 1.2.4 and 1.3.5 have not been exercized.

The merger of Isis into Technip after May 31, 2002 will
not be regarded as a violation of the undertaking as
indicated in the preceding paragraph, or as a violation
of Isis's undertaking to hold its CGG shares in a
registered account as stipulated in Article 1.2.4 above
and Technip will substitute in all the rights and
obligations of Isis in regards to the CGG shares.
1.3.5	Under the condition precedent of the publication
of an official notice of success of the Isis offer,
Isis undertakes to conclude with IFP not later than
five (5) trading days following the publication of the
aforementioned notice, an exhange promise by Isis of
all of the CGG shares held by Isis and any other
securities that it may come to hold through these
shares against the Technip shares.
The terms of the promise are as follows:
-	it must be concluded in the presence of Technip
and cannot be amended without its consent;
-	it may be exercised by IFP for a period of
twelve (12) months after the expiration of the
twelve (12) month period allowed for the
exercising of the exchange promise referred to
in Article 1.2.4 above;
-	IFP will be able to substitute New-Isis or any
entity of its group for the performance of the
promise;
-	IFP will have the choice between payment in
Technip shares by delivering one (1) Technip
share for 2.81 CGG shares (this parity will be
adjusted in the event of modification to the
share capital of Technip and/or CGG (split,
consolidation, etc.)), or in cash for an amount
equal to the value in euros of Technip shares
that would have been delivered to Isis in the
event the payment was made in Technip shares
(such value shall be determined on the basis of
the opening price of a Technip share on the
Premier Marche of Euronext Paris on the day the
promise is exercised);
-	Isis undertakes to hold all of its CGG shares in
a registered account in order to retain the
double voting right;
-	the Technip shares and CGG shares shall be
transferred with all of their financial rights
attached;
-	IFP shall deliver the Technip shares, or pay the
price, when the CGG shares are transferred, which will have to occur no later than five (5) trading days after the promise is exercised.
Totalfina Elf has made known its intention to waive its preemptive right that it possesses in the event of a sale of CGG shares by Isis as set forth in the shareholders' agreement between itself and Isis on January 31, 1995, in the event of the exercise of the exchange promise referred to in the present Article.

1.3.6. Isis undertakes to exercise the exchange promise, as referred to in Article 1.2.4 above if, for a given trading day in the course of the period for the exercise of said promise, the following three conditions are met:

(i)	the share price of Technip is greater than or
equal to 165.6 euros;
(ii)	the share price of CGG is greater than or
equal to 59 euros;
(iii)	the ratio between the share price of
Technip and the share price of CGG is between
2.52 and 3.09.

The share prices of Technip and CGG will be evaluated, for purposes of this paragraph, on the basis of the opening prices listed on the Premier Marche of Euronext
Paris. They will be adjusted as applicable in the event of a modification to the share capital of Technip and/or CGG (split, consolidation, etc.).

1.3.7	In the event of a tender offer for CGG, or a
restructuring of the capital of CGG (merger, split or
otherwise), Isis will follow IFP's directives regarding
the management of the holding in CGG and, if
applicable, the exchange promise defined in Article
1.3.5 or the exchange promise referred to in Article
1.2.4 will indicate the amount in cash and/or the
securities received by Isis through its CGG shares.
The exchange promise provided in Article 1.2.4, may be
exercised at any time by Isis for a period of 36 months
following the notice of final outcome of the Isis
Offer, if IFP does not place at the disposal of Isis
such sums as Isis, as a CGG shareholder, would be
required to, or requested to invest in CGG, whether in
the form of share capital, loans from shareholders or
by other means, in particular if such funds would be
required to avoid a statutory auditor warning, prevent
being placed under bankruptcy protection by a judge or
an ad hoc appointee, become insolvent or have its
credit rating lowered.  The securities or rights
thereby acquired in CGG by Isis will be added to CGG
shares, which are part of the exchange promise, without
modifying the exchange parity as defined in Article
1.3.5.
CGG and Technip shares, which are part of the exchange
promise, as provided in Articles 1.2.4. and 1.3.5, will
be placed in escrow and held by an internationally
recognized financial institution, as of the beginning
of payment/delivery transactions of the Isis Offer, for
a period of 36 months.
In any event, IFP undertakes to indemnify and hold
harmless Isis from any financial loss incurred by Isis
through the holding of CGG shares, other than losses
resulting from the fluctuation of the price of the
shares which are part of the above mentioned exchange
promise between June 27, 2001 and the exercise date of
the promises.
The terms and conditions for implementing these
provisions will be set forth in the exchange promise
referred to in Article 1.2.4 and/or in the exchange
promise referred to in Article 1.3.5, respectively.
1.3.8	Isis undertakes to sign no later than fifteen (15)
trading days following the date of the filing of the
Isis offer, and guarantees the signing by New-Isis on
the same day, of an agreement for a contribution to
New-Isis, stipulating in particular the following
provisions:
-	the contribution to New-Isis of all of Isis's
assets and liabilities (including all off-
balance sheet commitments), except for (i) the
Technip, Coflexip, CGG and Axens shares held by
Isis, (ii) certain liabilities expressly
identified (including the liabilities that are
contained in pledges of Technip, Coflexip or CGG
shares) and, if applicable, (iii) a portion of
cash and investment securities; the final scope
of the contribution will be established such
that, on the basis of an Isis financial
statement prepared on a date as close as
possible to the date of the Isis Shareholders
Meeting convened to rule on the contribution,
the net amount of assets contributed to New-Isis
(determined on the date of said financial
statement, valuing the transferred investments
as indicated below) will be equal to 205,000,000
euros, less the sales price of the Axens shares;
-	the contribution will be subject to laws
governing corporate reorganizations (regime
juridique des scissions) and to tax laws;
-	in order to complete the contribution, all of
the transferred holdings (including the Axens
holding, which is not contributed to New-Isis)
will be valued at 205,000,000 euros (with the
2000 coupon attached);
-	the contribution will have retroactive effect to
January 1, 2001;
-	the contribution agreement will be concluded
under the condition precedent of the publication
of the successful outcome of the Isis offer;
-	all of Isis's staff will be transferred to New-
Isis as part of this contribution;
-	the contribution agreement will state that in
the event of preemption or of refusal to consent
at the time of the transfer of the Isis holdings
to New-Isis, Isis will pay New-Isis a cash
amount corresponding to the value of said
shareholdings as determined in the fairness
opinion (attestation d'equite);
IFP undertakes to compensate Isis upon Isis's
first request for the difference between the
amount received by Isis in the event of
preemption or of refusal to consent and the
amount paid by Isis to New-Isis.
The shareholders meetings of Isis and the shareholders
meeting of New-Isis, convened to approve the
aforementioned contribution, shall take place no later
than fifteen (15) trading days following the
settlement-delivery date of the Isis offer.  Technip
undertakes to participate in the General Shareholders
Meeting of Isis through the Isis shares that it
acquires by virtue of the Isis offer and to vote in
favor of this contribution.
1.3.9	Isis undertakes to sign the contract referred to
in Article 1.3.8 above within the period defined by said Article 1.3.8 and to have an equity affidavit prepared by July 5, 2001 for the purpose of the transaction stipulated in said contract.


ARTICLE 2. 	UNDERTAKINGS COMMON TO PARTIES HERETO OR
CERTAIN OF THEM.

2.1	General Undertakings

2.1.1	The parties undertake to cooperate for the purpose
of completing the alliance operation contained in this Memorandum of Understanding, and more specifically, the success of the public offerings initiated by Technip in France and in the United States, and to negotiate in good faith the agreements that must be concluded under the terms of the present Memorandum, in particular, the exchange promises, the contribution agreement set forth in Article 1.3.8, the sales agreement of the New-Isis shares to IFP and the sales agreement of the Axens shares to IFP.

2.1.2	The parties undertake to do whatever is necessary
through their participation on the Boards and in the Meetings of the companies in question, in order to complete the alliance operations referred to herein, and in particular to:

(i)	convene Boards of Directors and Shareholders
Meetings dealing with the following agenda:

-	in regard to Technip: approval of the
issuance of new Technip
	shares required for the Isis offer and the Coflexip offer;

-	in regard to Isis: the approval of the
contribution to New-Isis set
	forth in Article 1.3.8 above; and

(ii)	cast a favorable vote on the resolutions required
for completing the operations provided for by this protocol.

2.1.3	The parties undertake to sign all documents
necessary for completing the operations provided for by this Memorandum, and to complete all required formalities.

2.1.4	The parties undertake to cooperate with respect to
issuing all notifications, making any requests and taking whatever steps are necessary under all laws and regulations of France, the European Union, the United
States and any other government, in regard to corporate mergers and so far as concerns the operations covered by the present Memorandum, and any consequences resulting therefrom.

2.1.5	In the event of the success of the Isis offer,
Technip, undertakes to ratify, in its capacity as an Isis shareholder and in accordance with the provisions of Articles 225-40 of the Commercial Code, the obligations of Isis set forth herein as approved by the Board of Directors of Isis prior to the signature of this agreement, in accordance with Articles 225-38 of the Commercial Code.


2.2	Termination of the Technip/Isis Cross-shareholdings

Technip and Isis undertake to study all possible methods (transfer of Technip shares held by Isis, merger. etc.) in order to terminate as soon as possible or, at any rate, within the period required by law, the cross-shareholdings that will result from the successful completion of the Isis offer. In the event that no other method has been implemented before June
30, 2002, a merger between Technip and Isis will be proposed to the general shareholders meetings of Technip and Isis, this merger would have to be completed no later than the first anniversary date of the settlement-delivery of the Isis offer. IFP undertakes to vote in favor of such merger.

The economic terms of this merger will be determined by the same valuation methods as the Isis offer and the Coflexip offer, adjusted for the earnings reported on the period, with the understanding that the parties may, in the event of difficulty in determining the parity, resort to experts who will be named in accordance with the provisions of Article 1843-4 of the Civil Code.


2.3	Merger between Technip and Coflexip

	The parties will study the advantages, conditions and terms of a merger between Technip and Coflexip subsequent to the completion of the public tenders initiated by Technip.


2.4 Management of Technip and Isis until the completion date of the offers

Technip and Isis undertake that, commencing with the date of the signing of this Memorandum and up to the date of completion of the offers referred to herein:

(i)	each shall conduct its business within its normal
and usual framework,
showing prudence and diligence in order to preserve the value of its business as well as its reputation and relations with third parties, government authorities and all others with whom each has business relationships, and not to incur any liability other than that resulting from the normal and usual course of its business;

(ii)		except where prior written consent is
provided by all parties to this Memorandum and except for the completion of the operations described in this Memorandum (including the financing of the offers referred to herein), neither Technip nor Isis, nor their respective subsidiaries, shall:

-	terminate any business relationship that
could have a material effect on
their financial or economic condition;

-		undertake or promise to undertake any
operation that would materially
modify the value of or ability to use their assets such as might result from a transfer, pledge, lease, issuance of license, or otherwise by making available to third parties any tangible or intangible assets, or any acquisition of a business or shareholdings;

-		resolve to make or proceed with a
distribution of profits or reserves,
except for the distribution of current
dividends relative to the year
2000;

-		enter into any agreement or undertake an
obligation that falls outside
		the scope of their current management or that is otherwise concluded under abnormal conditions;

-	modify the general terms and conditions of
employment or grant additional employee
benefits, except in the case of mandatory salary increases under an applicable collective bargaining agreement;

-		be party to any merger, split or
contribution, make any modification
or amortization of their share capital, issue securities of any kind or of equity warrants, or buy back their securities;

-	amend their by-laws;

-	make any modification in their corporate
bodies and in their
management; or

-	make any commitment to undertake any one of
the operations set forth in this paragraph
2.4 (ii).

(iii)	The provisions of paragraphs (i) and (ii) above
shall not prohibit Isis from undertaking operations involving the acquisition or sale of unlisted securities as long as these acquisitions or the proceeds from said sales are definitively transferred to New-Isis within the framework of the provisions of Articles 1.2.3 (ii) and 1.3.8 (as well as any and all obligations and commitments, present or future, resulting therefrom), such that Isis's net worth following the completion of the sale of New-Isis to IFP is identical to what it would have been had there been no such acquisition or sale operations. Furthermore, Isis will have to keep Technip regularly informed of these operations.


ARTICLE 3. 	STRUCTURE OF TECHNIP UPON COMPLETION OF THE
OFFERS

The intent of the parties is that the Technip Board of Directors, after the completion of the Isis offer and the Coflexip offer, will be composed of a majority of directors independent of the principal shareholders of the new company.


ARTICLE 4.	NULLITY OF THE AGREEMENT

This agreement shall be null and void if the Coflexip offer and the Isis offer are not filed with the market authorities prior to July 4, 2001.

Neither party will be liable for any indemnities to the other in the event that the operations described in this Memorandum are not completed, except in the event of willful breach by one of the parties of its obligations described in the present Memorandum.


ARTICLE 5.	PRESS RELEASE

The Parties will publish a press release upon signing this agreement.


ARTICLE 6.	SOLE AGREEMENT

This Memorandum constitutes the entire and exclusive agreement of the parties with respect to the provisions contained herein. Consequently, it replaces and cancels any and all contracts, agreements, exchanges of correspondence or oral agreements that may have been made by and between the parties prior to the date of this protocol and relative to the same subject matter as contained herein; this instrument may be amended or modified only by written consent of all the parties.

ARTICLE 7.	EXPENSES

Each party is solely responsible for the payment of all expenses and fees incurred or paid in connection with this Memorandum and the operations referred to herein, including all expenses, commissions, brokerage fees, disbursements to and fees of their respective financial advisors, accountants and legal counsel.

ARTICLE 8.	NOTICES

All notices or communications made pursuant to this Memorandum must be sent by certified mail with return receipt requested and shall be deemed effective upon receipt, unless they are preceded by a telex or fax, in which case they shall be deemed effective upon being sent.
Said notices shall be sent to the following individuals and their corresponding fax numbers, unless notified otherwise as indicated above:

-	To Technip:
	To the attention of Mr. Daniel Valot
	Fax: 01.47.78.35.02

-	To Isis:
	To the attention of Mr. Claude Mandil and Mr. Jean
	Dunand
	Fax: 01.47.52.70.75

-	To IFP:
	To the attention of Mr. Claude Mandil
	Fax: 01.47.52.67.54


ARTICLE 9.	GOVERNING LAW AND DISPUTES

9.1	This Memorandum shall be governed by and interpreted in
accordance with French law.

9.2	The Tribunal de Commerce de Paris shall have exclusive
jurisdiction over any dispute arising from this Memorandum, in particular in regard to its interpretation or execution.




Done in Paris, July 2,
2001

In three (3) originals


TECHNIP:				ISIS:

By:	/s/ Daniel Valot	By:	/s/ Claude Mandil
Daniel Valot			Claude Mandil





INSTITUT FRANCAIS DU PETROLE


By:	/s/ Claude Mandil
	Claude Mandil